UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

AQUANTIA CORP.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38270	20-1199709
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

91 E. Tasman Drive, Suite 100 San Jose, California		95134
(Address of Principal Executive Offices)		(Zip Code)

Mark Voll      (408) 228-8300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2018 has been prepared by management of Aquantia Corp. (the “Company,” “we,” “us,” and “our”) to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) promulgated thereunder and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called “conflict minerals” that are necessary to the functionality or production of those products.  As used in this report, the term “conflict minerals” includes columbite-tantalite, cassiterite, gold, wolframite, and their derivatives tantalum, tin and tungsten.

A copy of this report is made available on our website at www.aquantia.com, under the heading “Investor Relations.”  The website and the information accessible through it are not incorporated into this specialized disclosure report.

Reasonable Country of Origin Inquiry.

We conducted a Reasonable Country of Origin Inquiry (“RCOI”) in reliance upon:

•

Sending inquiries to our key suppliers, explaining the Rule and referring the suppliers to online training materials and instructions available on the Responsible Mineral Initiative website (http://www.responsiblemineralsinitiative.org/).

•

Our suppliers provided information on a template that has been widely adopted to assist companies in their due diligence processes related to conflict minerals.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.  In addition, the template contains questions about the origin of conflict minerals included in suppliers’ products, as well as supplier due diligence.

•	Reviewing responses that we received from our suppliers and following up on inconsistent, incomplete and responses that are unclear.
•	Sending reminders to suppliers who did not respond and encouraging them to provide the information.

We believe our RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness or falsified information despite our efforts to review the information.

Results

All of our key suppliers responded and indicated that such minerals (tantalum, tin, tungsten and gold) contained in our products originated in the Covered Countries and confirmed that smelters where the minerals originated from participated in the Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative) flagship program and were conformant to the Responsible Minerals Assurance Process. Therefore, the Company has no reason to believe that any of such Conflict Minerals directly or indirectly financed or benefited armed groups.

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 - Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

  AQUANTIA CORP.

Date:June 10, 2019

By: /s/ Mark Voll

  Mark Voll

 Chief Financial Officer